File No. 70-

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 -----------------------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                  (Names of companies filing this statement and
                     address of principal executive office)
               ---------------------------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
               ---------------------------------------------------

                               William R. McKamey
                                 General Manager
                       Public Service Company of Oklahoma
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Name and addresses of agents for service)


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         Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), and CSW, a Delaware corporation and a registered holding company (together with PSO, the "Applicants") under the Public Utility Holding Company
Act  of  1935,   as   amended   (the   "Act"),   hereby   file   this  Form  U-1
Application-Declaration (the "Application") for authority to organize CSW Ventures, Inc. ("CSW Ventures") as a new subsidiary of CSW and transfer to CSW
Ventures   certain   nonutility   investments   currently   held  by  PSO   (the
"Investments")and for other authority as set forth in Item 1 below.

Item 1.  Description of Proposed Transactions.
         The Applicants hereby request authority (1) for CSW to organize CSW Ventures through an initial purchase of approximately 62,486 shares of common stock of CSW Ventures for approximately $1,093,505 in cash; (2) for PSO to transfer all of its interest in the Investments to CSW in the form of a dividend; (3) for CSW to contribute to CSW Ventures the Investments; and (4) for CSW Ventures to own and manage certain of the Investments under previous Commission authority granted to PSO.
         In view of the rapidly changing nature of the energy markets in the United States, the organization of a new subsidiary dedicated to the management of nonutility investments enables CSW, PSO and each of CSW's other electric utility subsidiaries to focus on continuing to provide quality electric service to their respective consumers and permits CSW and its affiliates to take full advantage of new opportunities in energy-related industries.

A.  New CSW Subsidiary.
         The Applicants propose that CSW organize CSW Ventures under the laws of the State of Delaware, with initial authorized capital stock of 100,000 shares of common stock, par value $0.01 per share, for the purpose of holding certain nonutility investments that are currently held by PSO (identified in Item 1.B. below). CSW proposes to capitalize CSW Ventures through an initial purchase of approximately 62,486 shares of CSW Ventures for approximately $1,093,505 in cash and to contribute all of its interest in the Investments to CSW Ventures.
         Specifically, the Applicants propose that PSO transfer, in the form of a dividend, its entire interest in each of the Investments to CSW at the current book value. Book value will be calculated as PSO's initial investment adjusted to reflect PSO's portion of the retained earnings for each Investment. CSW will then make a capital contribution to CSW Ventures of all such Investments. CSW Ventures will be financed on an on-going basis through additional contributions and loans from CSW. These loans and contributions will be provided through the internally generated funds of the CSW system. CSW requests permission to guarantee the obligations of CSW Ventures from time to time as needed. CSW Ventures's business purpose will be to manage the Investments all of which are closely related to CSW's core electric utility business.
         The Applicants further request that the Commission grant CSW Ventures a continuation of Commission authority that was either previously given, or given during the pendancy of this Application, to PSO with respect to each of the Investments as set forth below. CSW Ventures will have at least two full-time employees and will maintain a debt to equity ratio of 95-to-5. B. PSO Investments.
         Set forth is a description of each of the Investments of PSO that the Applicants propose to transfer to CSW Ventures.
a)       NUMANCO COMPANIES.
         By order dated December 30, 1996, the Securities and Exchange Commission (the "Commission") authorized PSO to acquire up to 4.9% of the voting interest of Nuvest, L.L.C. ("Nuvest"), which provides services to public utility companies through its subsidiaries, Numanco, Inc. and Numanco L.L.C. (collectively, together with Nuvest, "Numanco Companies"), and to guarantee the obligations of the Numanco Companies up to an aggregate of $12 million. Public Service Company of Oklahoma, Holding Co. Act Release No. 26638 (December 30,
1996). The aggregate amount of the guarantees authorized was based on the projected financing and cash flow requirements of the Numanco Companies. Through its filing of post-effective Amendment No. 3, which is currently pending at the Commission, PSO is seeking authorization to increase the amount of its aggregate equity investment from $700,000 to $5 million and to increase the aggregate amount of guarantees that may be provided by PSO from $12,000,000 to $18,000,000, based upon an increase in the operating capital requirements of the Numanco Companies as described therein.
         PSO holds 4.9% of the voting interests of Nuvest, representing 70% of the total outstanding interests.
b)       SCIENTECH, INC.
         By order dated July 29, 1997, the Commission authorized PSO to acquire up to 4.9% of the voting shares of Scientech, Inc. ("Scientech"), a privately owned corporation that provides utility-related services (and some ancillary and minor products such as replacement parts and components for commercial nuclear facilities) to the nuclear utility industry and certain United States government agencies. Public Service Company of Oklahoma, Holding Co. Act Release No. 26746 (July 29, 1997). PSO owns 3.5% of the voting shares of Scientech, representing approximately 35.0% of the total outstanding shares of Scientech.
c)       RIKA COMPANIES.
     By order dated December 29, 1995, the Commission authorized PSO to make equity and debt investments totaling $3,500,000 in RIKA Management Company, L.L.C. ("Management"), which manages Universal Power Products Company, L.L.C. ("UPP"), Automated Substation Development Company, L.L.C. ("ASD") and RC Training, L.L.C. ("RCT" and collectively, together with RIKA, the "RIKA
Companies"). The RIKA Companies are engaged in the development and commercialization of computer automation technology for the electric power industry. Public Service Company of Oklahoma, Holding Co. Act Release No. 26445 (December 29, 1995).
         To date, PSO has made equity and debt investments totaling $3,500,000 and holds 4.0% of the voting interest of the RIKA Companies. PSO's interest in each of the RIKA Companies is as follows: 50% of Management; 71% of ASD (which will automatically reduce to 48% upon repayment of a certain outstanding note of
PSO); and 48% of each of UPP and RCT. Management owns 5% of UPP, ASD and RCT.
d)       POWERWARE, INC.
     Pursuant to Rule 58, PSO owns 2.8% of the voting shares of Powerware, representing 28.56% of the total outstanding shares of Powerware. Powerware provides energy and demand-side management technologies to water utilities.
e)       AEMT, INC.
     Pursuant to Rule 58, PSO owns 25.38% of the nonvoting shares of AEMT, and of the total outstanding shares of AEMT. AEMT manufactures and distributes electric power conditioning and surge protection equipment.
f)       UTILITY DATA RESOURCES, INC.
         Pursuant to Rule 58, PSO owns 2.84% of the voting shares of Utility Data Resources, Inc. ("UDR"), which represents 52.34% of the total outstanding shares of UDR. UDR is a consulting and service company specializing in utility power billing and load research, data retrieval services and other related computer services to utilities.

Item 2.  Fees, Commissions and Expenses
         The estimate of the approximate amount of fees and expenses payable in connection with the transactions described herein is as follows:

Legal Fees and Expenses

Milbank, Tweed, Hadley & McCloy
      New York, New York...................       $5,000

Miscellaneous and incidental
      expenses including travel,
      telephone and postage................       $1,000
                                                 -------
                                                  $6,000
                                                 =======

Item 3.         Applicable Statutory Provisions
         Sections 6(a), 7, 9(a), 10, 11 and 12(b) of the Act and Rules 23, 24, 45 and 54 under the Act are or may be applicable to the proposed transactions described herein. To the extent any other sections of or rules under the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.
         Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any . . . interest in any business" without the prior approval of the Commission under Section 10 of the Act. Under Section 10(c)(1), the Commission may not approve the acquisition of any interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11" of the Act. Under Section 11(b)(1), the Commission must limit the operations of a public utility holding company and its subsidiaries to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of such integrated public utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system.
         As set forth in Item 1 above, the Commission has previously determined that PSO's investments in each of the Numanco Companies, Scientech and the RIKA Companies meet the criteria specified in the Act. The Commission has also determined that a registered holding company and its affiliates do not need prior Commission approval to invest in those investments satisfying the requirements  of Rule  58,  as  those  investments  per se meet  the  functional relationship test of Section 11 of the Act. Each of PSO's Investments in Powerware, AEMT and UDR therefore satisfy the requirements of Section 11 as investments made pursuant to Rule 58 of the Act.
         The Applicants will file certificates pursuant to Rule 24 of the Act on a semi-annual basis setting forth (1) a narrative report of activities and investments undertaken by CSW Ventures, (2) a description of the types of services performed by each of the non-Rule 58 Investments and any additional investments during the period, (3) a statement of any dividends or interest paid or other distributions made to CSW Ventures by each of the non-Rule 58
Investments and any additional investments during the period and cumulatively and (4) a description of any transactions between any of the Investments and CSW Ventures or any associate company within CSW.
     In addition, no proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. The Applicants currently meet all of the criteria of Rule 53(a), except for clause (1). At June 30, 1998, CSW's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $917 million, or approximately 51.51% of CSW's average "consolidated retained earnings," as defined in Rule 53(a)(1), for the four quarters ended June 30, 1998 (approximately $1.781 billion), which exceeds the 50% "safe harbor" limitation contained in that rule.

                  By order dated January 24, 1997, (HCAR No. 26653) ("January 1997 Order"), the Commission authorized CSW to increase to 100% of average "consolidated retained earnings," as defined in Rule 53(a)(1), the aggregate amount which it may invest in EWGs and FUCOs. Although CSW's aggregate investment exceeds the 50% "safe harbor" limitation contained in Rule 53, CSW's aggregate investment is below the 100% limitation authorized under the January 1997 Order.

                  As of September 30, 1996, the most recent period for which financial statement information was evaluated in the January 1997 Order, CSW's consolidated capitalization consisted of 43.5% equity and 56.5% debt. CSW's consolidated pro forma capitalization as of June 30, 1998, taking into account the effect of the proposed transactions, is 41.8% equity and 58.2 % debt.

                  CSW asserts that since the date of the January 1997 Order, there has been no material change in its consolidated capitalization ratio. CSW further states that this ratio remains within acceptable ranges and limits, as evidenced by CSW's corporate consolidated "A2" short term credit rating, which has remained the same since the January 1997 Order.

                  In 1997, the government of Great Britain imposed a windfall profits tax of $176 million on Seeboard, plc, a FUCO in the United Kingdom wholly owned by CSW. Notwithstanding the imposition of this tax, earnings attributable to CSW's interests in EWGs and FUCOs contributed positively to consolidated earnings in the calendar year ending after the January 1997 Order. Accordingly, since the date of the January 1997 Order, the earnings attributable to CSW's investments in EWGs and FUCOs have not had any adverse impact on CSW's financial integrity.

         CSW will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). CSW does, and will continue to, comply with the requirement that no more than 2% of the employees of CSW's operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will continue to submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying said Rule and making Rule 53(c) inapplicable.

Item 4.         Regulatory Approval
         No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.

Item 5.         Procedure
         It is requested that the Commission issue and publish no later than November 20, 1998, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than December 14, 1998, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than December 15, 1998, an appropriate order granting and permitting this Application to become effective.
         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements
     Exhibit 1 - Preliminary Opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Applicants.

     Exhibit 2 - Proposed Notice of Proceeding.

     Exhibit 3 - Financial Statements of each of Public Service Company of Oklahoma and Central and South West Corporation, each as of June 30, 1998.

     Exhibit 4 - Form of Certificate of Incorporation of CSW Ventures, Inc.

     Exhibit 5 - Form of By-laws of CSW Ventures, Inc.


Item 7.         Environmental Effects
         The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of the Applicants' knowledge no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.



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                                S I G N A T U R E
                                - - - - - - - - -



         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         Dated: November 13, 1998

                                    PUBLIC SERVICE COMPANY
                                    OF OKLAHOMA

                                By:/s/ William R. McKamey
                                       William R. McKamey
                                       General Manager


                                   CENTRAL AND SOUTH WEST
                                   CORPORATION


                                By:/s/ Wendy G. Hargus
                                       Wendy G. Hargus
                                       Treasurer

                                INDEX OF EXHIBITS

EXHIBIT                                                       TRANSMISSION
NUMBER                         EXHIBITS                          METHOD

  1                   Preliminary Opinion of Milbank,         Electronic
                      Tweed, Hadley & McCloy, counsel
                      to the Applicants.

  2                   Proposed Notice of Proceeding.          Electronic

  3 Financial Statements of each of Public Electronic Service Company of Oklahoma and Central and South West Corporation, each as of June 30, 1998.

  4                   Form of Certificate of Incorporation    Electronic
                      of CSW Ventures, Inc.

  5                   Form of By-laws of CSW Ventures, Inc.   Electronic